UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939
OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2) ☒

CITIBANK, N.A.

(Exact name of trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification No.)

399 Park Ave., New York, NY	10043
(Address of principal executive office)	(Zip Code)

Trang Tran-Rojas

Citibank, N.A.
388 Greenwich St.
New York, NY 10013
(713) 693-6613
(Name, address and telephone number of agent for service)

Harley-Davidson Motorcycle Trust 2024-A
(Exact name of obligor as specified in its charter)

Delaware	99 – 6390421
(Jurisdiction of Incorporation or organization)	(I.R.S. Employer Identification No.)

c/o Wilimington Trust, National Association 1100 North Market Street Wilmington, DE	19890
(Address of principal executive office)	(Zip Code)

Copies To:

William S. Jue, General Counsel
Harley-Davidson Credit Corp.
Tel: (312) 368-9501

Asset - Backed Notes

(Title of the indenture securities)

Item 1. General Information.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York	New York, NY
33 Liberty Street
New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2. Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3. -15. Not Applicable

Item 16. List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect (Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 - Copy of existing By-Laws of the Trustee (Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A. (as of December 31, 2023 - attached).

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 3rd day of May, 2024.

CITIBANK, N.A.

By	/s/ Trang Tran-Rojas
Trang Tran-Rojas
Senior Trust Officer

CONSOLIDATED BALANCE SHEET Citigroup Inc. and Subsidiaries December 31, In millions of dollars 2023 2022 Assets Cash and due from banks (including segregated cash and other deposits) $ 27,342 $ 30,577 Deposits with banks, net of allowance 233,590 311,448 Securities borrowed and purchased under agreements to resell (including $206,059 and $239,527 as of December 31, 2023 and 2022, respectively, at fair value), net of allowance 345,700 365,401 Brokerage receivables, net of allowance 53,915 54,192 Trading account assets (including $197,156 and $133,535 pledged to creditors at December 31, 2023 and 2022, respectively) 411,756 334,114 Investments: Available-for-sale debt securities (including $11,868 and $10,933 pledged to creditors as of December 31, 2023 and 2022, respectively) 256,936 249,679 Held-to-maturity debt securities, net of allowance (fair value of which is $235,001 and $243,648 as of December 31, 2023 and 2022, respectively) (includes $71 and $0 pledged to creditors as of December 31, 2023 and 2022, respectively) 254,247 268,863 Equity securities (including $766 and $895 as of December 31, 2023 and 2022, respectively, at fair value) 7,902 8,040 Total investments $ 519,085 $ 526,582 Loans: Consumer (including $313 and $237 as of December 31, 2023 and 2022, respectively, at fair value) 389,197 368,067 Corporate (including $7,281 and $5,123 as of December 31, 2023 and 2022, respectively, at fair value) 300,165 289,154 Loans, net of unearned income $ 689,362 $ 657,221 Allowance for credit losses on loans (ACLL) (18,145) (16,974) Total loans, net $ 671,217 $ 640,247 Goodwill 20,098 19,691 Intangible assets (including MSRs of $691 and $665 as of December 31, 2023 and 2022, respectively) 4,421 4,428 Premises and equipment, net of depreciation and amortization 28,747 26,253 Other assets (including $12,290 and $10,658 as of December 31, 2023 and 2022, respectively, at fair value), net of allowance 95,963 103,743 Total assets $ 2,411,834 $ 2,416,676 Statement continues on the next page. 146

CONSOLIDATED BALANCE SHEET Citigroup Inc. and Subsidiaries (Continued) December 31, In millions of dollars, except shares and per share amounts 2023 2022 Liabilities Deposits (including $2,440 and $1,875 as of December 31, 2023 and 2022, respectively, at fair value) $ 1,308,681 $ 1,365,954 Securities loaned and sold under agreements to repurchase (including $62,485 and $70,886 as of December 31, 2023 and 2022, respectively, at fair value) 278,107 202,444 Brokerage payables (including $4,321 and $4,439 as of December 31, 2023 and 2022, respectively, at fair value) 63,539 69,218 Trading account liabilities 155,345 170,647 Short-term borrowings (including $6,545 and $6,222 as of December 31, 2023 and 2022, respectively, at fair value) 37,457 47,096 Long-term debt (including $116,338 and $105,995 as of December 31, 2023 and 2022, respectively, at fair value) 286,619 271,606 Other liabilities, plus allowances 75,835 87,873 Total liabilities $ 2,205,583 $ 2,214,838 Stockholders’ equity Preferred stock ($1.00 par value; authorized shares: 30 million), issued shares: as of December 31, 2023 —704,000 and as of December 31, 2022—759,800, at aggregate liquidation value $ 17,600 $ 18,995 Common stock ($0.01 par value; authorized shares: 6 billion), issued shares: as of December 31, 2023 —3,099,691,704 and as of December 31, 2022—3,099,669,424 31 31 Additional paid-in capital 108,955 108,458 Retained earnings 198,905 194,734 Treasury stock, at cost: December 31, 2023—1,196,577,865 shares and December 31, 2022— 1,162,682,999 shares (75,238) (73,967) Accumulated other comprehensive income (loss) (AOCI) (44,800) (47,062) Total Citigroup stockholders’ equity $ 205,453 $ 201,189 Noncontrolling interests 798 649 Total equity $ 206,251 $ 201,838 Total liabilities and equity $ 2,411,834 $ 2,416,676 The Notes to the Consolidated Financial Statements are an integral part of these Consolidated Financial Statements. 147